                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         THE SANTA CRUZ OPERATION, INC.
                         ------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   801833 10 4
                                   -----------
                                 (CUSIP Number)


                                 RANSOM H. LOVE
                             CHIEF EXECUTIVE OFFICER
                              CALDERA SYSTEMS, INC.
                             240 WEST CENTER STREET
                                OREM, UTAH 84057
                                 (801) 765-4999

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.        [ ]


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                                  SCHEDULE 13D

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CUSIP NO. 801833 10 4                                         PAGE 2 OF 7 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CALDERA SYSTEMS, INC. (I.R.S. Employer Identification Number: 87-0617393)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
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                         7    SOLE VOTING POWER


                         -------------------------------------------------------
  NUMBER OF              8    SHARED VOTING POWER
   SHARES
BENEFICIALLY                  3,853,400
  OWNED BY               -------------------------------------------------------
    EACH                 9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                 -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,853,400 (1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
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14   TYPE OF REPORTING PERSON*

     CO
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----------
(1) 3,853,400 shares of The Santa Cruz Operation, Inc. ("SCO") common stock are subject to a Voting Agreement entered into by Caldera Systems, Inc. ("Caldera") and a certain stockholder of SCO (discussed in Items 3 and 4 below). Caldera expressly disclaims beneficial ownership of any shares of SCO common stock covered by the Voting Agreement. Based on the number of shares of SCO common stock outstanding as of July 28, 2000 (as disclosed to Caldera by SCO), the number of shares of SCO common stock represents approximately 10.7% of the outstanding SCO common stock.

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CUSIP NO. 801833 10 4                                         PAGE 3 OF 7 PAGES
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     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Caldera Systems, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock of The Santa Cruz Operation, Inc., a California corporation ("SCO" or "Issuer"). The principal executive offices of SCO are located at 400 Encinal Street, Santa Cruz, California 95060.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The name of the corporation filing this statement is Caldera Systems, Inc., a Delaware corporation ("Caldera").

     (b) The address of the principal executive offices of Caldera is 240 West Center Street, Orem, Utah 84057.

     (c) Caldera's principal business is the development and marketing of software based on the Linux operating system. Caldera also provides related services which enable the development, deployment and management of Internet access devices and specialized servers. Set forth in Schedule A is the name and present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Caldera's directors and executive officers as of the date hereof

     (d) During the past five years, neither Caldera nor, to Caldera's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Caldera nor, to Caldera's knowledge, any person named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Each person listed on Schedule A is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


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CUSIP NO. 801833 10 4                                         PAGE 4 OF 7 PAGES
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          On August 1, 2000, Caldera, Caldera Holding, Inc., a Delaware
     corporation ("New Caldera") and the Issuer entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"). As an inducement for Caldera to enter into the Reorganization Agreement described in Item 4 and in consideration thereof, Doug Michels, a shareholder of SCO, (the "Shareholder") entered into a Voting Agreement with Caldera (the "Voting Agreement"). Pursuant to the Voting Agreement, the Shareholder agreed to vote the shares of Issuer common stock beneficially owned by him in favor of the approval and adoption of the Reorganization Agreement and the approval of the Acquisition (as defined below) and against any competing transactions that may arise. Caldera did not pay additional consideration to the Shareholder in connection with the execution and delivery of the Voting Agreement. In addition, the Shareholder granted Caldera an irrevocable proxy with respect to the shares covered by the Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

          (a)  and (c)

          THE REORGANIZATION AGREEMENT

               Pursuant to the Reorganization Agreement, (i) a newly formed, wholly owned subsidiary of New Caldera will be merged with and into Caldera, with Caldera being the surviving corporation of such merger (the "Merger"), and all outstanding Caldera securities will be converted, on a share for share basis, into New Caldera securities having identical rights, preferences and privileges, with New Caldera assuming any and all outstanding options and other rights to purchase shares of capital stock of Caldera (with all such New Caldera securities issued to former Caldera security holders initially representing 72% in New Caldera); (ii) Issuer and certain of its subsidiaries will contribute to New Caldera, all of the capital stock held of certain contributed companies (the "Contributed Companies") (with each of the Contributed Companies thereby becoming a wholly owned subsidiary of New Caldera) and certain assets in consideration for the issuance by New Caldera to Issuer of shares of common stock of New Caldera, $0.001 par value ("New Caldera Common Stock") (the "Acquisition"); (iii) New Caldera will assume all options to acquire common stock of Issuer held by employees (other than David McCrabb, Jack Moyer and Jim Wilt) hired or retained by Caldera and such options will be converted into options to purchase New Caldera Common Stock as set forth herein (the "New Caldera Options"); and (iv) Issuer will receive shares of New Caldera Common Stock (including shares reserved for New Caldera Options) representing in the aggregate a fully diluted equity interest in New Caldera equal to 28% of New Caldera and $7,000,000 in cash. Each of the transactions described above are collectively referred to as the "Reorganization".

          THE VOTING AGREEMENT

               As an inducement for Caldera to enter into the Reorganization Agreement, the Shareholder entered into the Voting Agreement, with the Shareholder irrevocably appointing


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CUSIP NO. 801833 10 4                                         PAGE 5 OF 7 PAGES
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          Caldera, or any designee of Caldera, as his sole and exclusive attorney-in-fact and proxy. Such proxy gives Caldera the limited right to vote all of Shareholder's shares of Issuer capital stock that are now or hereafter beneficially owned (the "Shares") (a) in favor of the approval and adoption of the Reorganization Agreement and the approval of the Acquisition and in favor of each other action contemplated by the Reorganization Agreement and any action required in furtherance hereof or thereof and (b) against (i) any alternate proposal for a change-of-control of Issuer, (ii) any dissolution, liquidation or winding up of or by Issuer or (ii) any amendment of the Certificate of Incorporation or by-laws of Issuer or other proposal or transaction involving Issuer or any Contributing Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any material provision of the Reorganization Agreement, the Reorganization or any other transaction contemplated by the Reorganization Agreement or change in any manner the voting rights of any class of SCO's capital stock. Shareholder may vote his shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the (ii) the termination of the Reorganization Agreement pursuant to its terms (except for termination by either Issuer or Caldera if the Issuer board recommends an alternate proposal) or (ii) such date and time as the Reorganization shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

               References to, and descriptions of, the Reorganization, the Reorganization Agreement and the Voting Agreement are qualified in their entirety by reference to copies of the Reorganization Agreement and the Voting Agreement, included as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein in their entirety where such references and descriptions appear.

          (b)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

          (f)  See Item 4(a) and (c) above.

          (g)  Not applicable.

          (h)  Not applicable.

          (i)  Not applicable.

          (j)  Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


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CUSIP NO. 801833 10 4                                         PAGE 6 OF 7 PAGES
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          (a) As a result of the Voting Agreement, Caldera may be deemed to be the beneficial owner of 3,853,400 shares of Issuer common stock (including options providing the right to acquire 300,000 shares of Issuer common stock that have vested or will vest within 60 days from the date of this filing). The aggregate number of shares for which Caldera may be deemed to be the beneficial owner as a result of the Voting Agreement represents approximately 10.7% of the issued and outstanding shares of Issuer common stock.

          (b) As a result of the Voting Agreement, Caldera has the shared power to vote or direct the vote of (and, as a result, may be deemed to beneficially own) 3,853,400 shares of Issuer common stock (including options providing the right to acquire 300,000 shares of Issuer common stock that have vested or will vest within 60 days from the date of this filing), representing approximately 10.7% of the shares of Issuer common stock outstanding on July 28, 2000 as represented by the Issuer to Caldera. To Caldera's knowledge, no shares of Issuer common stock are beneficially owned by any of the persons named in Schedule A. Such voting power is shared with Doug Michels, President and Chief Executive Officer of The Santa Cruz Operation, Inc. Mr. Michels is a U.S. citizen and his business address is c/o The Santa Cruz Operation, Inc., 400 Encinal Street, Santa Cruz, California 95060. To Caldera's knowledge, during the past five years Mr. Michels has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To Caldera's knowledge, during the past five years Mr. Michels was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (c) Except as described in Items 3 and 4, neither Caldera nor, to the knowledge of Caldera, any person named in Schedule A has effected any transaction in the Issuer common stock during the past 60 days.

          (d) Other than with respect to the voting rights, neither Caldera nor, to the knowledge of Caldera, any of the persons named in Schedule A possesses any powers, rights or privileges with respect to the Issuer common stock. All other powers, rights and privileges with respect to the Issuer common stock remain with the Shareholder, including but not limited to the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of such shares of Issuer common stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Reorganization Agreement and the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies except:


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CUSIP NO. 801833 10 4                                         PAGE 7 OF 7 PAGES
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     (i)  Issuer has had discussions regarding a $7 million loan arrangement from Caldera on terms to be determined.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Agreement and Plan of Reorganization, dated August 1, 2000, by and among Caldera Systems, Inc., Caldera Holding, Inc. and The Santa Cruz Operation, Inc.

     2. Voting Agreement, dated August 1, 2000, by and among Caldera and Doug Michels.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2000

                                              CALDERA SYSTEMS, INC.


                                              By: /s/ Ransom H. Love
                                                  -----------------------------
                                                      Ransom H. Love
                                                      Chief Executive Officer

                                   Schedule A

            DIRECTORS AND EXECUTIVE OFFICERS OF CALDERA SYSTEMS, INC.

     The following table sets forth the name, business address and principal occupation or employment of each director and executive officer of Caldera Systems, Inc. Except as indicated below, the business address of each is Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057.

                               BOARD OF DIRECTORS

Name                             Title
----                             -----
Ransom H. Love                   President and Chief Executive Officer, Caldera
                                 Systems, Inc.

Ralph J. Yarro III               Chairman of the Board of Directors, Caldera
                                 Systems, Inc., President and Chief Executive
                                 Officer, The Canopy Group, Inc.

Dale R. Boyd
4905 E. La Palma Avenue
Anaheim, CA 92807

John R. Egan                     Managing Partner
87 Elm Street                    Egan-Managed Capital, Venture Capital
Hopkinton, MA 01748

Edward E. Iacobucci
901 South Ocean Blvd.
Delray Beach, FL 33483

Raymond J. Noorda                Chairman of the Board of Directors,
                                 MTI Technology Corporation and The Canopy
                                 Group, Inc.

Thomas P. Raimondi, Jr.          President and Chief Executive Officer,
4905 E. La Palma Avenue          MTI Technology Corporation
Anaheim, CA 92807

Steve Cakebread                  Senior Vice President and Chief Financial
20400 Stevens Creek Blvd.        Officer, Autodesk, Inc.
Cupertino, CA 95014

                   EXECUTIVE OFFICERS OF CALDERA SYSTEMS, INC.

Name                         Title
----                         -----
Ransom H. Love               President and Chief Executive Officer

Alan Hansen                  Chief Financial Officer

Drew A. Spencer              Chief Technology Officer

Royce D. Bybee               Senior Vice President, Sales and Marketing

Benoy Tamang                 Vice President, Business Development

R. Dean Taylor               Vice President, Marketing

John Thomas                  Vice President, Support Services

Walter D. Hammond            Vice President, Operations and Information Systems

Richard C. Rife              Vice President, General Counsel and Secretary

Darren Davis                 Vice President, Engineering

                                 EXHIBIT INDEX


     1. Agreement and Plan of Reorganization, dated August 1, 2000, by and among Caldera Systems, Inc., Caldera Holding, Inc. and The Santa Cruz Operation, Inc.

     2. Voting Agreement, dated August 1, 2000, by and among Caldera and Doug Michels.